Exhibit 100.3

General Motors Deploys NICE Performance Management to Improve
Employee Collaboration While Putting Customers First Across 65
Contact Centers Managing 30 Million Interactions

NICE Performance Management version 7.0 selected to support GM’s ‘Best in Class’ strategy and improve performance and employee engagement

Hoboken, N.J., January 29, 2019 – NICE (Nasdaq: NICE) today announced that General Motors (GM) is implementing NICE Performance Management (NPM) version 7.0 to empower its contact center workforce in meeting the company's key business goals, including ensuring excellent customer satisfaction. Serving customers and dealers, GM’s contact center operations account for over 30 million interactions in 70 lines of business across 65 contact centers. GM's move to version 7.0 comes on the heels of seven successful years and 100 percent adoption of NICE NPM version 6.3 at contact centers in its OnStar subsidiary.

At the heart of GM's decision to deploy NICE NPM version 7.0 is the company’s vision and strategy of becoming best in class and putting the customer first by boosting employee engagement and inspiring ownership for effectively meeting shared company goals. NICE NPM 7.0 transforms the contact center organization to become insights driven rather than solely data driven by delivering targeted and actionable insights in addition to performance reports. The NICE solution also provides a pre-designed sequence of steps for supervisors and agents to guide them in their performance improvement activities focusing on services and sales. These components together with the completely new graphical user interface in NPM ensure an enhanced user experience, driving up user adoption as well as increasing engagement amongst employees, and translating it into superior customer satisfaction.

Tom Kanable, Business Intelligence Support Lead, General Motors, said, "Inspiring our employees and giving them the right tools is critical to achieving the objectives we set for ourselves including putting our customers front and center. Engaged employees foster excellence in everything they do and focus on customer satisfaction, which are core values for GM. NPM 7.0 provides us with the tools for initiating personalized performance improvement activities within the solution, as a direct step from the personalized insights it delivers. In fact, it has already begun delivering an excellent user experience which is advancing NPM user adoption and employee satisfaction."

NICE Performance Management (NPM) is purpose-built to drive continuous improvement amongst today’s workforce across all levels within the organization and enables GM to tap into the following key capabilities:

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Advanced Reporting – enabling agents and employees at all levels to identify and display correlations across multiple data sources. The Advanced Reporting engine includes options for intuitive out-of-the-box visualizations of analytic data such as heat maps, bubble graphs and more. Integrated with the ETL engine, Advanced Reporting also delivers near real-time reporting, meeting proliferating analytics and granular data reporting needs.

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Advanced Coaching Toolset – delivering flexible and personalized coaching programs that significantly reduce supervisor coaching preparation time. The toolset focuses on coaching conversations and follow-up tasks for both supervisors and agents, ensuring closed-loop coaching documentation and enabling coaching impact measurement. As a result, supervisor and agent coaching time is optimized and the coaching impact increases measurably.

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Agent Self-Correction – empowering agents to self-correct by providing personalized dashboards with detailed interaction records (e.g. call recordings), including the ability to easily and independently review their own customer interactions in the context of personalized KPI data and reports. This aims to ensure accuracy of agents’ post-interaction documentation and encourages proactive self-correction and mentoring requests to supervisors.

Barry Cooper, President of the NICE Enterprise Product Group, said, "We're pleased to collaborate with GM by offering solutions that make employees true partners in the success of the company while helping GM put their customers first. Experiences drive choices in today's economy, both for employees and for customers. At NICE, we understand the depth of impact that front line employees have on customer experience. NPM version 7.0, with its personalized performance insights, advanced coaching and self-service analytics, offers a personalized user experience and empowers each employee to take ownership of their performance thus driving up engagement."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.